Filed pursuant to Rule 433

Registration Statement No. 333-213219

November 16, 2016

Sanchez Production Partners LP

Pricing Term Sheet - November 16, 2016

6,550,802 Common Units Representing Limited Partner Interests

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 4, 2016  (the “Preliminary Prospectus”). The information in this free writing prospectus updates and supersedes corresponding information in the Preliminary Prospectus to the full extent such new information is applicable.

Issuer	Sanchez Production Partners LP (NYSE MKT: SPP)

Offering Size	6,550,802 common units representing limited partner interests (plus 30-day option to purchase up to 982,620 common units)

Offering Price	$11.00 per common unit

Proceeds, net of underwriting commissions, structuring fee and expenses	$66.62 million (excluding option to purchase additional common units) or $76.35 million (including exercise of option to purchase additional common units in full)

Trade Date	November 17, 2016

Settlement Date	November 22, 2016

CUSIP	79971C201

Underwriters

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Johnson Rice & Company L.L.C.

Seaport Global Securities LLC

Stephens Inc.

Tudor, Pickering, Holt & Co. Securities, Inc.

Revised Use of Proceeds

Sanchez Production Partners LP (the “Partnership”) intends to use the net proceeds received in connection with the offering, together with $28 million of borrowings under its credit facility, as follows: (i) approximately $80 million to acquire a 50% equity interest in Carnero Processing, LLC from Sanchez Energy Corporation and (ii) approximately $24.9 million to pay the purchase price, after normal and customary adjustments, for certain wellbores and escalating working interests and other production assets that the Partnership intends to acquire from Sanchez Energy Corporation.

Separately, the Partnership intends to use approximately $25 million of proceeds from a separate private placement of 2,272,727 common units to Sanchez Energy Corporation at a price of $11.00 per common unit to repay borrowings outstanding under its credit facility (including borrowings that may result from its letters of credit, if any).

Revised Capitalization

The second bullet point is revised as follows to reflect the revised use of proceeds included in this pricing term sheet: an as adjusted basis to reflect the issuance and sale of common units in the concurrent private placement and in this offering, assuming that the underwriters do not exercise their option to purchase additional common units, and the application of the net proceeds as set forth under “Use of Proceeds.”

The “As Adjusted” column of the Capitalization table is revised as follows to reflect the revised information included in this pricing term sheet (in thousands): Credit facility is $146,875, Common units is $17,716, Total partners’ capital (deficit) is $17,716, and Total capitalization is $360,963.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, calling RBC Capital Markets, LLC at (877) 822-4089, emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at dg.prospectus_requests@baml.com, or calling Johnson Rice & Company L.L.C. at (800) 443-5924.